UNITED AUTO GROUP, INC.
May 8, 2007
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549
Re:	United Auto Group, Inc. Registration Statement on Form S-4 (file no. 333-141732)
Ladies and Gentlemen:
     United Auto Group, Inc. (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced registration statement to Wednesday, May 9, 2007 at 9:30 a.m. or as soon as practicable thereafter.
     The Company hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

United Auto Group, Inc.
By:	/s/ Shane M. Spradlin
	Name:	Shane M. Spradlin
	Title:	Vice President and Secretary

cc:	John Fieldsend, Staff Attorney Mara Ransom, Legal Branch Chief Bob O’Shaughnessy, UnitedAuto Chief Financial Officer